September 2010 Pricing Sheet dated September 28, 2010 relating to Preliminary Pricing Supplement No. 524 dated September 15, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities and International Equities

Market-Linked Notes due September 30, 2016
Based on the Performance of a Hybrid Basket Composed of Gold, Two Commodity Indices and an Equity Exchange-Traded Fund
PRICING TERMS – SEPTEMBER 28, 2010
Issuer:	Morgan Stanley
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Aggregate principal amount:	$3,000,000
Pricing date:	September 28, 2010
Original issue date:	September 30, 2010 (2 business days after the pricing date)
Maturity date:	September 30, 2016
Interest:	None
Basket:	Basket component	Bloomberg ticker symbol*	Basket component weighting	Initial value
	Gold	GOLDLNPM	40%	$1,294
	S&P GSCI™ Agriculture Index—Excess Return (the “agriculture index”)	SPGCAGP	20%	65.6772
	S&P GSCI™ Livestock Index—Excess Return (the “livestock index”)	SPGCLVP	20%	214.5050
	Shares of iShares® MSCI Emerging Markets Index Fund (the “EEM shares”)	EEM	20%	$44.37

*Bloomberg ticker symbols are being provided for reference purposes only.  With respect to each basket component, the initial value has been, and the final value will be, determined as set forth under “Description of Notes—Initial Value” and “—Final Value” in the accompanying preliminary pricing supplement

	We refer to the agriculture index and the livestock index collectively as the commodity indices.
Payment at maturity:	The payment at maturity per $1,000 stated principal amount will equal: $1,000 + supplemental redemption amount, if any In no event will the payment due at maturity be less than $1,000.
Supplemental redemption amount:	(i) $1,000 times (ii) the basket performance times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0.
Participation rate:	80%. Because the participation rate is less than 100%, you will not participate fully in any appreciation of the basket.
Basket performance:
The sum of the performance values for each of the basket components.  The performance value for each basket component will be (i) the final value for such basket component less its initial value, divided by such initial value times (ii) the applicable basket component weighting.

Initial value:
(i) In the case of gold, the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market and published by the LBMA on the pricing date; (ii) in the case of each of the commodity indices, the official settlement price of such commodity index on the pricing date; and (iii) in the case of the EEM shares, the share closing price of one EEM share on the pricing date.  See “Basket–Initial value” above.

Final value:
(i) In the case of gold, the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market and published by the LBMA on the determination date; (ii) in the case of each of the commodity indices, the official settlement price of such commodity index on the determination date; and (iii) in the case of the EEM shares, the share closing price of one EEM share times the adjustment factor, each as of the determination date.

Adjustment factor:	For the EEM shares, 1.0, subject to adjustment for certain corporate events affecting the EEM shares.
Determination date:	September 27, 2016, subject to adjustment for non-index business days or non-trading days, as applicable, and certain market disruption events
CUSIP:	617482NM2
ISIN:	US617482NM23
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Note	$1,000	$20	$980
Total	$3,000,000	$60,000	$2,940,000
(1) Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $20 for each note they sell.  For additional information, see “Description of Notes—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

“S&P GSCITM” is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by Morgan Stanley. The notes are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc., and The McGraw-Hill Companies, Inc. makes no representation regarding the advisability of investing in the notes.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 524 dated September 15, 2010
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at ww.w.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.